Exhibit (a)(1)

November 25, 2015

Dear KBS Real Estate Investment Trust II, Inc. Stockholder:

On November 12, 2015, CMG Income Fund II, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively, the “Offerors”), commenced an unsolicited tender offer to purchase up to 10,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares”), of KBS Real Estate Investment Trust II, Inc. (the “Company”) at a price of $3.60 per Share (the “Offer Price”) in cash (the “Tender Offer”). After thoroughly and carefully reviewing and evaluating the terms and conditions of the Tender Offer and consulting with the Company’s management and receiving advice from the Company’s outside legal advisor, the Board of Directors (the “Board”) of the Company recommends that you reject the Tender Offer and not tender your Shares. As more fully set forth in the enclosed Schedule 14D-9, we believe that the Tender Offer is not in the best interests of the Company or its stockholders because, among other reasons, the Board believes that the Offer Price is less than the current value of the Shares. As discussed in the Schedule 14D-9, the Company is in the process of updating its estimated value per share. While the Company can give no assurances, based upon preliminary appraisals received on the Company’s real estate portfolio and the GAAP fair values of the Company’s other assets and liabilities as of September 30, 2015, KBS Capital Advisors LLC (the “Advisor”), the Company’s external advisor, has informed the Board that the Advisor anticipates that it will recommend an updated estimated value per share of the Company’s Shares between $5.40 and $5.80 per share. This is less than the December 4, 2014 estimated value per share of $5.86, but the December 2015 estimated value per share is expected to be significantly higher than the Offer Price of $3.60 per Share. The Company expects to announce an updated estimated value per share no later than December 11, 2015. Concurrently with its announcement of the updated estimated value per share, the Company will file an amended Schedule 14D-9 on the SEC’s website at www.sec.gov and will post the amended Schedule 14D-9 on its website at www.kbsreitii.com.1 We believe that you should view the Offerors as opportunistic purchasers that are attempting to acquire your Shares cheaply in order to profit at your expense.

The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares pursuant to the Tender Offer. In addition, because there is no trading market for the Shares, and because, pursuant to the Company’s share redemption program (the “SRP”), the Company’s stockholders may sell their Shares to the Company only in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” (each as defined in the SRP), an individual stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares, each stockholder should keep in mind that the Board makes no assurances with respect to (i) future distributions, if any or (ii) the timing of providing liquidity to stockholders.

We appreciate your trust in the Company and its Board and thank you for your continued support. We encourage you to follow the Board’s recommendation and not tender your Shares.

Sincerely,

/s/ Charles J. Schreiber, Jr.
Charles J. Schreiber, Jr.
Chairman of the Board
KBS Real Estate Investment Trust II, Inc.

[1]	Certain statements contained herein may be deemed to be forward-looking statements under federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based. Such statements generally can be identified by our use of words such as “may,” “will,” “can,” “intend,” “anticipate,” “estimate,” “think,” “continue,” or other similar words. Forward-looking statements speak only as of the date they are made. For a list of the factors that could cause actual results to vary materially from those expressed in these forward-looking statements, see the risks identified in the Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2014, as filed with the SEC.